UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number: 000-19884

LIQUID MEDIA GROUP LTD.
(Registrant)

409 Granville Street – Suite 1000
Vancouver, British Columbia V6C 1T2 Canada
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]          Form 40-F [   ]

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIQUID MEDIA GROUP LTD.
(Registrant)

Date November 6, 2019	By	/s/ Charles Brezer
(Signature)
Charles Brezer
Director

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release dated November 6, 2019 – Whistler Film Festival Partners with Liquid Media Group